Filed by Denali Holding Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: EMC Corporation (Commission File No. 1-09853)

•	The following is a transcript of a Dell Global Leadership Conference Call held on October 12, 2015

Dell Incorporated

Moderator: Tom Sweet

October 12, 2015

8:35 p.m. ET

OPERATOR:	Hello, and welcome to the Dell Global Leadership Conference Call.

I’d like to inform all participants that this call is being recorded. This broadcast is a copyrighted property of Dell Inc. Any rebroadcast of this information is (inaudible) without the prior permission of Dell Inc. is prohibited.

All participants will be in a listen-only mode.

Now, I’d like to turn the call over to Mr. Michael Dell; Dell’s Founder, Chairman and Chief Executive Officer.

Michael	Dell: Hello everyone. I am tremendously excited to be on the phone with you today. And this is a fantastic and historic day for Dell and our industry. I really appreciate you all coming together on short notice so we can share the details of an important announcement that we made earlier today.

I have with me Marius Haas, Tom Sweet, and Steve Price. And as you probably read by now, we have signed a definitive agreement under which we and Silver Lake will acquire EMC while maintaining VMware as an independent public company.

The combination of these two great companies, Dell and EMC, creates an enterprise solutions powerhouse which is going to be able to bring our customers, industry-leading innovation across their entire technology environment.

Our new company will be incredibly well positioned for growth in the most strategic areas of next generation IT, including digital transformation, software defined datacenter, converge infrastructure, hybrid cloud, mobile and security.

Our investments in R&D and innovation along with our privately controlled structure will give us unmatched scale, strength, flexibility and tremendous relationships with customers of all sizes.

So we build a company into one of the world’s greatest technology providers. And now we stand at the press of this of defining moment in our history.

By combining with EMC, we will become the leading force in enterprise technology infrastructure. It’s an enormous opportunity in technology leadership for our customers, our partners and our Dell team. I’m very excited to be working with EMC and as well VMware, Pivotal, VCE, Virtustream, and the RSA teams. And I’m personally 100% committed to the success of our new company.

I want to thank you all for your (amazing) support and dedication and leadership that allowed us to get to this incredible moment. And now I’m going to turn it over to Marius.

Marius Haas:	Michael, thank you. And this is certainly an unbelievable and an incredibly exciting time to be here at dell. And the combination of Dell and EMC will create the world’s largest privately owned integrated technology company. The combined company will be the leader in the most attractive high growth areas of a $2 trillion information technology market. The combined company will create a single enterprise server storage and networking leader and accelerate our momentum and converge infrastructure.

The transaction provides an opportunity to take advantage of the best of Dell and EMC to deliver best in class solutions to customers. The combination of Dell and EMC provides unmatched ability to address large and small customers rapidly changing critical IT needs. Digital transformation is driving disruption across all industries, explosion in data and need to implement real time analytics at scale, transitioned from traditional on-premise to hybrid public/private cloud infrastructure and a need to balance agility, mobile (workforce) with persistent security threats.

By joining Dell and EMC’s respective and complementary strengths, the combined company will be a leader in the most significant product segments, either number one or number two as defined by IDC and position as a leader in 22 magic — Gartner Magic Quadrants.

Until the transaction closes, customers can continue to expect the superior solutions, services and experience they had come to rely upon from both Dell and EMC. Both companies are committed to completing this transaction as seamlessly as possible such that our customers are not impacted in anyway. Both companies are equally dedicated to winning in the marketplace, offering innovative products and solutions and providing a superior customer experience.

Lastly, both companies have a strong balance sheet, solid cash flow and outstanding management team with amazing globally recognized brands. It is an honor to be here. It’s fantastic time at Dell. And with that, I am going to go and hand it off to Tom who is going to be providing a few more details on the specifics of the deal. Tom?

Tom Sweet:	Thanks Marius. And good morning everybody.

I know many of you are just reading and hearing about the media reports on the transaction. So I thought I would take a few minutes and give you some of the details of the transaction and the next steps.

Dell and EMC have signed a definitive agreement under which Dell together with its owners, Michael S. Dell, Founder, Chairman and Chief Executive of Dell, him as the partner of Silver Lake, the global leader in technology investing, will acquire EMC Corporation while maintaining VMware as a publicly traded company.

Under the terms of the agreement, EMC shareholders will receive 24.5 cents per share in cash in addition to tracking stock linked to a portion of EMC’s economic interest in the VMware business.

The EMC board of directors approved the merger agreement and tends to recommend the stockholders to the stockholders of EMC that they’ve approved the agreement.

Following the close of the transaction, Michael will continue to lead the company as Chairman and CEO. The Dell board will include three independent directors. The VMware board will include Michael, representatives of Silver Lake and independent directors.

Michael and related stockholders will own approximately 70% of the company’s common equity, similar to pre-transaction levels.

The transaction is expected to close some time during Dell’s second or third quarter of next year, being fiscal ’17, subject to approval by a majority of the outstanding EMC shares with the satisfaction of customer closing conditions.

Dell will continue to be headquartered in Round Rock, Texas. The enterprise systems business of the combined company will be headquartered in Hopkinton, Massachusetts. Dell will maintain presence in other leading technology centers including Silicon Valley, Austin, Bangalore and Dublin.

As you guys know, our strategy to transform Dell into a leading global end to end solutions provider has been driven all of the key steps we’ve taken over the past few years. We make great progress in executing the strategy with strong capabilities across our products, services and solutions portfolio.

The combination of Dell and EMC capitalize (inaudible) strengths of each company to create an even stronger company. The transaction strengthens the position of both companies in an increasingly competitive global marketplace.

Both companies have market-leading portfolios in their respective segments. Dell in commercial PCs and servers, EMC in storage, VMware in virtualization.

The transaction unites Dell’s PC franchise and go-to market strength in mid-market with EMC’s go-to market strength in the large enterprise market to appeal profitable growth and generate significant cash flows.

Likewise, if a data market moves to compute-centric converge model, Dell’s server franchise is a natural fit with EMC’s strengths.

The combined go-to market capabilities and reach of Dell and EMC will benefit VMware shareholders while it remains independent in public company.

This transaction brings together companies that have demonstrated ability to win in fast-changing markets. And the combined company will leverage the top talent, best practices of both Dell and EMC.

We believe a strategically aligned family of businesses will enable innovation, customer choice and the ability to attract and retain world-class talent.

EMC uniquely brings a proven track record of turning technology investments into large, profitable and growing businesses. VMware, Pivotal and RSA represent clear examples of growth options that EMC acquired and successfully nurtured integrate franchises.

A commitment to the enterprise customers, there is no organization in technology that is more effective that’s cross selling in leading end to end technology to the large enterprise customer.

Dell uniquely brings an equally strong commitment in track record of serving the mid-market. Dell has been a leader in making technology accessible to the mid-market and has led the movement of the commercial IT market for decades.

Commercial infrastructure franchise that is helping customers worldwide modernize their IT environment from the desktop to the datacenter and the cloud.

We also bring a world class supply chain capability with global reach, processes and skills needed to deliver high quality products at the lowest cost in our industry.

Our Dell financial services team which is a core component with Dell’s direct sales most and partner direct program is great asset that we’ll continue explore and grow.

A combined Dell and EMC will be a unique technology company with industry-leading capabilities, complimentary solutions and world class R&D from the desktop to the datacenter and the cloud.

A unified Dell and EMC will create a leading company in private/hybrid cloud, while with unmatched leadership in people, technology and brands.

Many of Dell and EMC’s businesses are naturally complimentary. For example, Dell’s servers with EMC storage accelerate the adoption of converge infrastructure and private/hybrid cloud. RSA with SecureWorks, AirWatch with (CASE), Pivotal with Boomi — there are many great technology combinations that would benefit our current and perspective customers.

Combined, Dell and EMC will have the financial resources to continue support R&D investments and new technology and the future acquisitions to ensure that our — we continue with our continued market leadership.

The combination of EMC and Dell, while maintaining a tracking start from VMware will make the company more competitive and enable to make investments for the long term. Unencumbered by the short term orientation of the public markets.

Private control could make the operating model the combined company even more powerful, making it easier to pursue coordinated strategies across the strategically aligned family of businesses to enable innovation, customer choice, the ability to attract and retain world class talent and allow the company to continue to nurture the growth options that are most promising.

The combined company will also manage its cost base prudently taking into account the long term, not just the short term impact on earnings per share.

We’ll also make sure that we’re sharing the rewards of success with our team member with — which will enable us to retain and energize our teams and new talent to these teams.

With that, let me turn it over to Steve to provide some further thoughts on the transaction.

Steve Price:	All right, thank you Tom. Hello team and thank you for joining the call again today. Pretty exciting and historic day for our company.

But you know, we know with any transactions of this magnitude, it certainly has the opportunity to create a lot of questions and in some instances create a lot of uncertainty.

So beginning with this call today, we just want to make sure that we communicate with you real time. We share with you all important information that’s very open and transparent way. And you have our commitment to do that all throughout this process.

So as we think about this transaction, there are a couple of key points that we would just want the team to kind of keep top of mind, front and center. Starting with, you know, let’s make sure all of us and all of our teams understand that our brand, our purpose, the values, the things that have made this company the great company that it is today remain the same. And no changes to those. I think it’s most important to remind everyone that really nothing changes as a result of the announcement today. We all still work for the same company, with the same managers, the same management team, in the same building, serving the same customer. I think it’s important that we all stay focused on that point.

You know, as a company, we’re obviously going to remain committed to being an employer of choice, a destination for the world’s best talent, and without question we will continue our commitment to champion our team members and to promote a culture where all of us are encouraged to take the risk and feel valued.

Now we do expect this transaction will generate some significant interest obviously from the media, industry analysts and others. And we just ask that as you see these things, you keep these opinions in proper perspective. In turn, we will continue to communicate with you as I said earlier in a very open and honest and transparent way.

Our communications team has been working very closely with us to ensure our team members have access to as much information as is available right now. That’s starting with Michael’s note to our team members this morning. Tomorrow, Tom and I will send an email to team members, so if they have access to the recording for this call and answer for some for some of the questions that we hear from our teams today.

As I’ve said, you know, when I opened this portion, we know that this will have the tendency to generate a lot of questions over the next, you know, days and weeks and months ahead.

Unfortunately, we’re limited to the things that we can say today. However, it’s important that, you know, that we all remain focused on delivering our FY ’16 commitments for our company and our customers and our people.

So hopefully this starts a process, our communication today that will be ongoing. You have our commitment to do that. Hopefully we’ve been able to give you a few answers to some of your questions, although we know you’re going to have many more of those and we are obviously committed to staying very close with you and the rest of our teams.

So on behalf of the entire ELT, I just want to thank you in advance for your leadership. We need your leadership. It’s important that we keep our teams focused. And we’re very excited about this great event in the history of our company today. And we look forward to working with all of you on this journey as we move forward.

Thank you for joining the call this morning.

Operator:	Thank you for joining today’s conference call. You may now disconnect.

END

Disclosure Regarding Forward Looking Statements

This communication contains forward-looking statements, which reflect Denali Holding Inc.’s current expectations. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “confidence,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar expressions. Factors or risks that could cause our actual results to differ materially from the results we anticipate include, but are not limited to: (i) the failure to consummate or delay in consummating the proposed transaction; (ii) the risk that a condition to closing of the proposed transaction may not be satisfied or that required financing for the proposed transaction may not be available or may be delayed; (iii) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; (iv) risk as to the trading price of Class V Common Stock to be issued by Denali Holding Inc. in the proposed transaction relative to the trading price of shares of VMware, Inc. common stock; (v) the effect of the announcement of the proposed transaction on Denali Holding Inc.’s relationships with its customers, operating results and business generally; and (vi) adverse changes in general economic or market conditions. Denali Holding Inc. undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This communication is being made in respect of the proposed business combination transaction between EMC Corporation and Denali Holding Inc. The proposed transaction will be submitted to the shareholders of EMC Corporation for their consideration. In connection with the issuance of Class V Common Stock of Denali Holding Inc. in the proposed transaction, Denali Holding Inc. will file with the SEC a Registration Statement on Form S-4 that will include a preliminary proxy statement/prospectus regarding the proposed transaction and each of Denali Holding Inc. and EMC Corporation plans to file with the SEC other documents regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each EMC Corporation shareholder entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain copies of the proxy statement/prospectus (when available) and all other documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (http://www.sec.gov) or from Denali Holding Inc.’s website (http://www.dell.com/futurereadydell).

Participants in the Solicitation

Denali Holding Inc. and certain of its directors and executive officers may be deemed to be “participants” in the solicitation of proxies from EMC Corporation shareholders in connection with the proposed transaction. Additional Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of EMC Corporation shareholders in connection with the proposed transaction and a description of their direct and indirect interest, by security holdings or otherwise, will be set forth in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction.

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